Exhibit 99.1

ESTIMATED RESERVES AND FUTURE NET REVENUE

AS OF

APRIL 1, 2011

ATTRIBUTABLE TO INTERESTS

OWNED BY

LUCAS ENERGY INC.

IN CERTAIN PROPERTIES

LOCATED IN

NEW MEXICO ANDTEXAS

 (SEC CASE)

FORREST A. GARB & ASSOCIATES, INC.

INTERNATIONAL PETROLEUM CONSULTANTS
5310 HARVEST HILL ROAD, SUITE 275, LB 152
DALLAS, TEXAS75230 - 5805
(972)788-1110   Telefax (972)991-3160  (E MAIL) forgarb@forgarb.com

June 13, 2011

Mr. William A. Sawyer
Lucas Energy Inc.
6800 West Loop South, Suite 415
Bellaire, TX77401

Re: SEC Case

Dear Mr. Sawyer:

At your request, Forrest A. Garb & Associates, Inc. (FGA) has estimated the net reserves and future net revenue, as of April 1, 2011, attributable to interests owned by Lucas Energy, Inc. (Lucas) in certain oil and gas properties located in New Mexico and Texas.  It is our understanding that the proved and probable reserves in this report constitute all of the reserves owned by Lucas.

This report has been prepared using the definitions and guidelines of the U.S. Securities and Exchange Commission (SEC) and, with the exception of excluding consideration of future income taxes, conforms to the Financial Accounting Standards Board (FASB) Codification Topic 932, Extractive Industries - Oil and Gas.  The economic analysis uses a 10 percent per year discount factor.  The benchmark prices used are the preceding 12-month average of the first trading-day of the month spot prices posted for oil and gas.  Oil and gas prices and costs are held constant in the analysis.

The following table summarizes the estimated net reserves and future net revenue as of April 1, 2011:

	Estimated Net Reserves1		Estimated Future Net Revenue
Reserve Category	Oil and Condensate (MBbl)2	Gas (MMcf)2	Undiscounted (M$)2	Discounted at 10% Per Year3(M$)2
Proved Producing	106.96	73.82	5,062.71	4,050.85
Undeveloped	2,661.24	769.43	106,379.64	52,437.00
Total Proved4	2,768.20	843.25	111,442.35	56,487.85

Probable Undeveloped	1,334.80	809.63	43,869.20	7,263.76
Total Probable4	1,334.80	809.63	43,869.20	7,263.76

1 The definitions for all reserves incorporated in this study have been set forth in this report.
2 MBbl = thousands of barrels, MMcf = millions of cubic feet, M$ = thousands of dollars.
3The discounted future net revenue is not represented to be the fair market value of these reserves.
4The reserves and revenues in the summary table were estimated using the PHDWin economics program.  Due to the rounding procedures used in this program, there may be slight differences in the calculated and summed values.

FORREST A. GARB & ASSOCIATES, INC.

GEOLOGY

Lucas’Texas lease holdings are found in a broad area of current industry activity concentrating on three vertically adjacent targets: AustinChalk, Eagle Ford shale, and Buda limestone, in order of increasing depth.  Lucas’ original oil and gas activity started in Gonzales County, by acquiring existing shut-in and stripper wells and restoring or improving their production.  Most of these wells had prior production from the Austin Chalk.  Lucas opened more of the Austin Chalk to the wellbore and re-stimulated these wells.  The Austin Chalk is a dense limestone, varying in thickness along its trend from approximately 200 feet to more than 800 feet.  It produces by virtue of localized, highly-fractured intervals within the formation; and seismic data can be used to help identify these fractured zones.  Original drilling was done with vertical holes, but current horizontal drilling techniques have greatly expanded development.  Lucas’ Austin Chalk development plans focus on drilling horizontal laterals into the reservoir.

While acquiring Austin Chalk leases in Gonzales County, Lucas became a participant in the developing Eagle Ford shale play.  Active companies in the Eagle Ford play include Pioneer Natural Resources, Apache Corporation, ConocoPhillips, PetroHawk Energy, Hilcorp Resources, and EOG Resources, Inc.  The United States Energy Information Administration (EIA), which collects and provides official energy statistics to the United States Government, produced a map showing the major shale plays in the lower 48 states.  The Eagle Ford shale play in south Texas is one of several identified and is pictured in Figure 1.

Lower 48 states shale plays
Niobrara*
Montana Thrust Belt
Bakken***
Heath**
Cody
Williston Basin
Big Horn Basin
Powder River Basin
Gammon
Hilliard-Baxter-Mancos
Mowry
Greater Green River Basin
Niobrara*
Park Basin
Uinta Basin
Manning Canyon
Mancos
Hermosa
Piceance Basin
Denver Basin
San Joaquin Basin
Monterey-Temblor
Paradox Basin
Lewis
San Juan Basin
Pierre
Raton Basin
Monterey
Santa Maria, Ventura, Los Angeles Basins
Excello-Mulky
Cherokee Platform
Forest City Basin
Woodford
Anadarko Basin
Ardmore Basin
Fayetteville
Arkoma Basin
Palo Duro Basin
Bend
Avalon-Bone Spring
Permian Basin
Barnett
Ft. Worth Basin
Barnett-Woodford
Marfa Basin
Eagle Ford
Pearsall
Western Gulf
TX-LA-MS Salt Basin
Haynesville-Bossier
Tuscaloosa
Michigan Basin
Antrim
Illinois Basin
New Albany
Chattanooga
Black Warrior Basin
Conasauga
Floyd-Neal
Valley & Ridge Province
Appalachian Basin
Devonian (Ohio)
Marcellus
Utica
Miles
0 100 200 300 400
N
Shale plays
Current plays
Prospective plays
Stacked plays
Shallowest/ youngest
Intermediate depth/ age
Deepest/ oldest
Basins
* Mixed shale & chalk play
** Mixed shale & limestone play
***Mixed shale & tight dolostone-siltstone-sandstone
eia

Figure 1: Lower 48 Shale Plays

FORREST A. GARB & ASSOCIATES, INC.

The EIA map of the Western Gulf Basin in south Texas, Figure 2,shows the extent of the Eagle Ford shale play.  This figure illustrates the widely recognized segregation of this trend into three areas.  The updip, shallower portion is primarily oil production; the deeper, more downdip, regions are mostly dry gas; and the middle parts of the trend produce a mix of gas and condensate (wet gas).  Most of Lucas’ leases are located in the oil and wet gas windows.

Eagle Ford Shale Play, Western Gulf Basin, South Texas
Austin
San Antonio
Houston
Laredo
Mexico
Burnet
Williamson
Milam
Brazos
Walker
Burleson
Grimes
Sutton
Gillespie
Blanco
Travis
Lee
Washington
Montgomery
Bastrop
Hays
Kerr
Kendall
Waller
Harris
Edwards
Austin
Caldwell
Fayette
Real
Comal
Bandera
Colorado
Guadalupe
Gonzales
Fort Bend
Kinney
Uvalde
Medina
Lavaca
Bexar
Wilson
DeWitt
Jackson
Atascosa
Victoria
Maverick
Zavala
Frio
Karnes
Goliad
Dimmit
La Salle
Bee
Refugio
Calhoun
Live Oak
McMullen
San Patricio
Duval
Jim Wells
Nueces
Webb
Jim Hogg
Kleberg
NM
OK
AR
TX
LA
Western Gulf Basin
Eagle Ford Producing Wells (HPDI)
OIL
GAS
Eagle Ford Petroleum Windows (Petrohawk, EOG, DI)
Oil
Wet Gas/Condensate
Dry Gas
Top Eagle Ford Subsea Depth Structure, Ft (Petrohawk)
Eagle Ford Shale Thickness, Ft (EOG)
Eagle Ford Shale- Austin Chalk Outcrops (TNRIS)
(NW limit of Eagle Ford-Austin Chalk presence)
Miles
0 25 50
N
Map Date :May 29, 2010
-2000
-4000
-6000
-8000
-10000
-12000
-14000
100
200
300

Figure 2: Eagle Ford Active Trend

Lucas currently has two producing Eagle Ford horizontal wells on its leases, the Hagen EF 1H and 2H.  These wells were drilled by Hilcorp Resources during 2010.  Recent drilling activity, improvements in horizontal drilling, well stimulation, and completion technologies, have influenced the development of the Eagle Ford play.  The EIA stated in October 2010, “At the Eagle Ford formation in Texas, liquids production in 2009 grew more than five-fold over the previous year, and is on pace to exceed five million barrels in 2010.”   A bubble map indicating cumulative Eagle Ford production through 2010 is shown in Figure 3.

FORREST A. GARB & ASSOCIATES, INC.

Figure 3: Eagle Ford Cumulative Production Through 2010

On Lucas leases, the Eagle Ford is a shaly limestone with a high content of organic matter that directly underlies the Austin Chalk and is believed to be the primary source of oil and gas produced from the Austin and the Buda, as well as the Eagle Ford.Reservoir thickness varies from approximately 80 feet to more than 300 feet.  One of the more notable Eagle Ford producers is the #1 Domingo Torres well, which was originally completed in the Eagle Ford in 1977.  This vertical well is positioned among Lucas’ Gonzales County leases and has produced a total of more than 140,000 barrels of oil.

Lucas recently logged the Eagle Ford, as well as the Austin and Buda, in multiple wells with a Halliburton Reservoir Monitoring Tool.  This sophisticated device can provide accurate estimates of porosity, hydrocarbon content, and brittleness of the Eagle Ford, and is helpful in recognizing better productive capacity.  Lucas has successfully tested multiple vertical wells in the Eagle Ford, and includes horizontal development drilling in the Eagle Ford in their future operations.

The Buda limestone directly underlies the Eagle Ford.  Its thickness varies from approximately 100 feet to more than 150 feet in this area.  Like the Austin Chalk, the Buda produces from natural fractures and is prospective across this whole area.  Typically,the Buda is the least prolific of these three zones, but there are a number of Buda wells with cumulative production of more than 100,000 barrels of oil.  Lucas has re-completed wells which previously produced from the Buda, and deepened and successfully completed other wells in the Buda with success.  Future development plans include more of this type of activity in both vertical and horizontal wells.

FORREST A. GARB & ASSOCIATES, INC.

Lucas’ New Mexico lease holdings are located in the Hospah field in McKinley County.  Hospah field is a low-relief anticline structure which is divided into a north section and a south section by faulting, with a graben separating these two sections.  The major producing reservoirs are the Upper Hospah sand (+/- 1,550 feet deep) and the Lower Hospah sand (+/- 1,600 feet deep), and the minor producing reservoir is the Dakota formation (>2,500 feet deep).  A map showing the top of the Upper Hospah sand is shown in Figure 4.  Waterflooding has been implemented in the Upper and Lower Hospah in both the north and south sections of the field since the late 1960’s.

Figure 4: Hospah Field – Top of the Upper Hospah Sand

FORREST A. GARB & ASSOCIATES, INC.

ENGINEERING

Proved oil and gas reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible from a given date forward.  The basis for estimating the proved producing reserves is the extrapolation of historical production data having an established decline trend.  Volumetric analysis and/or analogy to adjacent wells was used for forecasting properties where insufficient production data were present for production decline extrapolation.  The proved undeveloped properties were evaluated by analogy to comparable wells in the adjacent areas where these reservoirs are currently being developed.  The available geologic and engineering data were furnished by Lucas for FGA's review.  Analogous data which proved the oil window of the Eagle Ford shale in Lucas’ Texas lease holdings are multiple recent Eagle Ford successful completions by area operators.

The SEC defines probable reserves as those additional reserves which analysis of geoscience and engineering data indicate are less likely to be recovered than proved reserves but more certain to be recovered than possible reserves.  Probable undeveloped reserves in this study were assigned to existing proved well locations which fall beyond the five year development window stipulated by the SEC.  The probable undeveloped properties were evaluated by analogy to comparable wells in the adjacent areas where these reservoirs are currently being developed.

Production histories were provided by Lucas for the preceding 12-month period.  These records were supplemented with public data obtained from a third-party data provider, HPDI, LLC.  FGA has accepted Lucas’ intent to drill the proved and probable undeveloped locations.Gas volumes are expressed in millions of cubic feet (MMcf) at standard temperature and pressure. Gas sales imbalances have not been taken into account in the reserve estimates.  The oil reserves shown in this study include crude oil and/or condensate. Oil volumes are expressed in thousands of barrels (MBbl), with one barrel equivalent to 42 United States gallons.

The analysis and findings presented in this report, with the exceptions of parameters specified by others, represent FGA’s informed judgments based on accepted standards of professional engineering practice, but are subject to the generally recognized and unforeseen risks associated with the interpretation of geological, geophysical, and engineering data.  Future changes in federal, state, or local regulations may adversely impact the ability to recover the future oil and gas volumes expected.  Changes in economic and market conditions from the assumptions and parameters used in this study may cause the total quantity of future oil or gas recovered, actual production rates, prices received, operating expenses and capital costs to vary from the results presented in this report.

ECONOMICS

The benchmark oil and gas prices used in this study are the preceding12-month averages of the first trading-day of the month spot prices posted for the West Texas Intermediate (WTI) oil and Henry Hub natural gas.  Oil prices are based on a benchmark price of $83.63 per barrel and have been adjusted by lease for gravity, transportation fees, and regional price differentials.  Gas prices per thousand cubic feet (MCF) are based on a benchmark price of $4.11 per million British thermal units (MMBtu) and have been adjusted by lease for Btu content, transportation fees, and regional price differentials.  The adjustment is based on the differential between historic oil and gas sales and the corresponding benchmark price.  The oiland gas prices were held constant for the economic life of the properties as specified by the SEC.

FORREST A. GARB & ASSOCIATES, INC.

Lucas provided the working and net revenue interests for each property included in the study.  Lucas asserts that the interests studied for this report are inclusive of all properties contributing to the estimated future net production, revenue, and costs.   Lease operating cost data per well was provided by Lucas for FGA’s review.  The average lease operating costs and overhead costs for the prior twelve months for each property were utilized for this economic evaluation.  Capital expenditures are included as required for workovers, the future development of new wells, and for production equipment.  Extent and character of ownership, oil and gas prices, production data, direct operating costs, and other data furnished have been accepted as represented by Lucas.  Our staff conducted no independent well tests, property inspections, or audits of completion and operating expenses as part of this study.

Existing or potential liabilities stemming from environmental conditions caused by current or past operating practices have not been considered in this report.  No costs are included in the projections of future net revenue or in our economic analyses to restore, repair, or improve the environmental conditions of the properties studied to meet existing or future local, state, or federal regulations.All costs have been held constant in this evaluation.

The estimated future net revenues shown are those which should be realized from the sale of estimated oil and gas reserves after deduction of severance taxes, ad valorem taxes, and direct operating costs.  No deductions have been made for federal income taxes or other indirect costs, such as interest expense and loan repayments.  Surface and well equipment salvage values have not been considered in the revenue projections.  The estimated reserves included in the cash flow projections have not been adjusted for risk.  The reserves included in this study are estimates only and should not be construed as exact quantities.  They may or may not be actually recovered; and, if recovered, the actual revenues and associated costs could be more or less than the estimated amounts.  Future conditions may affect recovery of estimated reserves and revenue, and all categories of reserves may be subject to revision as more performance data become available.

Grand total summary projections by reserve category and category summaries (including one-line summaries for the individual properties) are presented in Attachment A.  The individual properties have been ranked in descending order of discounted future net revenue value.  This ranking is presented as Attachment B.1 and B.2 for proved and probable reserves.  Attachment C is a master list of all properties.

Individual projections and graphs of historical and forecast production are provided in Attachment D for proved developed producing, proved undeveloped, and probable undeveloped properties.  Attachment E presents the SEC’s revised definitions of oil and gas reserves as presented in SEC Regulation S-X §210.4-10.  General comments regarding this report and the estimation of future reserves and revenue are presented in Attachment F.  Attachment G contains the consulting firm profile.

FORREST A. GARB & ASSOCIATES, INC.

FGA is an independent firm of geologists and petroleum engineers.  Neither the firm nor its employees own any interest in the properties studied, nor have we been employed on a contingency basis.  FGA has used all necessary methods and procedures in the preparation of this report for the evaluation of these properties.  Any distribution of this report, or any part thereof, must include this letter and the General Comments in their entirety.

We appreciate the opportunity to submit this evaluation.  Should you have any questions, please do not hesitate to call.

This report was prepared under the supervision of W.D. Harris III, Registered Professional Engineer No. 75222, State of Texas.

Yours truly,

Forrest A. Garb & Associates, Inc.
Texas Registered Engineering Firm F-629

W. D. Harris III
Chief Executive Officer
Forrest A. Garb & Associates, Inc.

SWW/psd